October 23, 2020	Lisa Mikhail Henry T +1 617 951 7780 lisa.henry@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds III Preliminary Proxy Statement (Registration No. 811-03752)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds III (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Trust’s preliminary proxy statement (the “Proxy Statement”) filed on October 13, 2020, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Trust’s December 8, 2020 special meeting of shareholders of AMG GW&K International Small Cap Fund (formerly AMG Managers Cadence Emerging Companies Fund) (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Proxy Statement.

1.

Comment: Under “Compensation” on page 7 of the Proxy Statement, please revise this section to clarify the disclosure around the base management fee a shareholder will pay and include information about the subadvisory fee.

Response: The requested change has been made.

2.	Comment: Please include the responsibilities of the Investment Manager in supervising the subadvisers in Proposal 2 of the Proxy Statement.

Response: The requested change has been made.

3.	Comment: The Staff notes that a form of New Subadvisory Agreement is included in the Proxy Statement. Please file the actual New Subadvisory Agreement at a later date.

Response: The Trust confirms that, following the execution of the New Subadvisory Agreement, it will file the New Subadvisory Agreement as an exhibit to the Trust’s registration statement on Form N-1A.

Please direct any questions you may have with respect to this filing to me at 617-951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc:	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.